SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)

Volt Information Sciences, Inc.
(Name of Issuer)

Common Stock, par value $.10 per share
(Title of Class of Securities)

928703107
(CUSIP Number)

Joseph Walsh, Esq.
Troutman Sanders LLP
405 Lexington Avenue
New York, New York 10174
212-704-6000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                                November 29, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for each reporting persons’ initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Steven A. Shaw
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds: PF/OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,365,246
8. Shared Voting Power 1,174,940
9. Sole Dispositive Power 1,365,246
10. Shared Dispositive Power 1,174,940
11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,540,186
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13. Percent of Class Represented by Amount in Row (11) 12.2%
14. Type of Reporting Person (See Instructions) IN

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INTRODUCTION

This Amendment No. 3 amends Items 2 and 5 in its entirety (except that Item 5 only reflects transactions since the filing of Amendment No. 2) contained in the Schedule 13D originally filed by Steven A. Shaw with the Securities and Exchange Commission (the “Commission”) on December 2, 2005 (the “Original 13D Filing”), as amended in Amendments No. 1 and No. 2 to the Original 13D Filing filed with the Commission on April 17, 2008 and February 14, 2012, respectively, with respect to the Common Stock, $0.10 par value per share, of Volt Information Sciences, Inc. (the “Issuer”).

Item 2.    Identity and Background

The Statement is being filed by Steven A. Shaw (the “reporting person”).  The reporting person is the former President and Chief Executive Officer, and is currently a Director of the Issuer. The reporting person is a United States citizen with an address of 346 Claypool Drive, Warwick, RI  02886.

During the last five years the reporting person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.    Interest in Securities of the Issuer.

(a-b)    As of the date hereof, the reporting person may be deemed to be the beneficial owner, pursuant to Rule 13d-3 promulgated by the Securities and Exchange Commission under Section 13(d) of the Exchange Act, of 2,540,186 shares of Common Stock of the Issuer. These shares represent, in the aggregate, approximately 12.2% of the 20,823,596 outstanding shares of Common Stock as of the date hereof (shares outstanding include 10,800 shares of Common Stock issuable upon exercise of options currently exercisable or which will become exercisable within 60 days after the date hereof). The number of shares as to which the reporting person has:

sole power to vote or to direct the vote is	1,365,246
shared power to vote or direct the vote is	1,174,940
sole power to dispose or to direct the disposition of is	1,365,246
shared power to dispose or to direct the disposition of is	1,174,940

The shares as to which the reporting person has sole voting and dispositive power consist of:

(i) 1,340,230 shares held directly (1);

_______________
(1)           Since the date of Amendment No.2 to the Original 13D Filing, the 131 shares previously held in the reporting person’s Employee Stock Ownership Plan account in the Company Savings Plan and 16,306 shares held in the reporting person’s Stock Fund under the reporting person’s 401(k) Plan account in the Company Savings Plan were rolled over into a self-directed IRA and therefore are now owned directly.

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(ii) 10,800 shares underlying stock options held by the reporting person (the extent currently exercisable or that become exercisable within 60 days after the date hereof); and

(iii) 14,216 shares held by the reporting person as the sole trustee of trusts for the benefit of two nephews of the reporting person.

The shares as to which the reporting person shares voting and dispositive power consist of the following shares held as co-trustee with other trustees with whom the reporting person shares voting and dispositive power:

(i) 54,054 shares in the aggregate held by the reporting person as co-trustee of separate trusts for the benefit of a nephew of the reporting person. The other trustees are Lloyd Frank and Michael Shaw.

(ii) 147,250 shares held by the reporting person as co-trustee of a trust for the benefit of the reporting person.  The other trustees are Lloyd Frank and Michael Shaw;

(iii) 331,649 shares in the aggregate held by the reporting person as co-trustee of separate trusts for the benefit of Michael Shaw and Rachel Shaw.  The other trustees are Lloyd Frank and Michael Shaw;

(iv) 180,662 shares held by the reporting person as co-trustee of a trust for the benefit of the reporting person.  The other trustees are Lloyd Frank, Michael Shaw and Rachel Shaw; and

(v) 461,325 shares in the aggregate held by the reporting person as co-trustee of separate trusts for the benefit of Michael Shaw and Rachel Shaw.  The other trustees are Lloyd Frank, Michael Shaw and Rachel Shaw.

The reporting person is the brother of Michael Shaw and Rachel Shaw. There is no family relationship between Lloyd Frank and any of the reporting person, Michael Shaw and Rachel Shaw.

Lloyd Frank is Senior Counsel to the law firm of Troutman Sanders LLP and a director of the Issuer.  Mr. Frank’s business address is Troutman Sanders LLP, 405 Lexington Avenue, New York, New York 10174.  Mr. Frank is a United States citizen.

Michael Shaw, with an address at 700 27th Street, Manhattan Beach, California 90266, is a therapist/psychologist.  Michael Shaw is a United States citizen.

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Rachel Shaw, with an address at 810 Harbor Cliff Way, Oceanside, CA  92054, is engaged in operations for a parking company.  Rachel Shaw is a United States citizen.

To the knowledge of the reporting person, during the last five years, none of Michael Shaw, Rachel Shaw or Lloyd Frank has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Neither the filing of the Statement nor the information contained herein shall be deemed to constitute an admission by the reporting person that he is the beneficial owner of the Common Stock referred to herein, for purposes of Section 13(d) of the Exchange Act or otherwise, and such beneficial ownership is expressly disclaimed, other than as to the shares directly owned by the reporting person, the shares held in the Saving Plan for the benefit of the reporting person, shares subject to stock options and the shares held in trusts as to which the reporting person is the beneficiary.

(c)           Since the filing Amendment No. 2 to the Statement (“Amendment No. 2”), the only transactions effecting the reporting person’s beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of the Issuer’s Common Stock are as follows:

(i)
On March 1, 2012, 27,027 shares subject to a trust for the benefit of a nephew of the reporting person, of which trust the reporting person is co-trustee, were distributed to that nephew (in addition to the previously reported 27,027 distributed by the trust to that nephew on February 14, 2012).

(ii)
On March 5, 2012, 100,000 shares were acquired by the reporting person and 100,000 were acquired by a trust for the benefit of the reporting person’s sister, as gifts from the reporting person’s father. The reporting person is a co-trustee, with Michael Shaw, Rachel Shaw and Lloyd Frank, of the trust for the benefit of his sister.

(iii)	On November 29, 2012, 200,000 shares were acquired by the reporting person as a gift from the reporting person’s father.

(d)           Not applicable.

(e)           Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the reporting person certifies that the information set forth in this statement is true, complete and correct.

/s/ Steven A. Shaw
Steven A. Shaw

Dated:           December 12, 2012